  Exhibit 99.1

AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED
DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars) (Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – Expressed in Canadian Dollars)

		December 31,	March 31,
	Note	2020	2020

ASSETS

Current assets
Cash	3	$726,284	$249,183
Amounts receivable and other assets	6	163,512	83,378
Marketable securities	5, 7(b)	1,235,799	18,356
		2,125,595	350,917
Non-current assets
Restricted cash	4	178,481	178,143

Total assets		$2,304,076	$529,060

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	$517,638	$100,075
Advanced contributions received	7(a)	179,076	–
Balance due to a related parties	11	767,778	591,979
Director's loan	9	–	300,000
		1,464,492	992,054

Non-current liabilities
Director's loan	9	554,162	512,119

Total liabilities		2,018,654	1,504,173

Shareholders' equity
Share capital	10	64,744,721	64,341,556
Reserves	10	5,076,994	5,631,897
Accumulated deficit		(69,536,293)	(70,948,566)
		285,422	(975,113)

Total liabilities and shareholders' equity		$2,304,076	$529,060

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Income (Loss)
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended December 31,		Nine months ended December 31,
	Note	2020	2019	2020	2019

Expenses	11,12
Exploration and evaluation		$237,249	$339,648	$1,237,047	$1,036,315
Assays and analysis		43,028	38,817	129,042	90,486
Equipment rental		875	–	875	4,350
Geological, including geophysical		60,107	137,565	393,190	510,672
Helicopter and fuel		28,800	–	208,347	25,064
Property acquisition and assessments costs		51,448	94,940	51,646	117,770
Site activities		31,026	36,219	177,470	146,768
Socioeconomic		11,145	18,653	65,622	109,417
Technical data		8,393	10,002	53,206	16,668
Travel and accommodation		1,179	3,452	10,763	15,120

Administration		132,082	193,629	387,435	607,433
Legal, accounting and audit		–	20,471	23,767	117,096
Office and administration	12(b)	99,294	141,065	287,678	390,828
Shareholder communication		29,793	19,081	46,680	50,568
Travel and accommodation		2,000	97	7,008	10,765
Trust and regulatory		995	12,915	22,302	38,176

Equity-settled share-based compensation		2,645	28,423	15,420	28,423

Cost recoveries	7	141,182	20,503	1,221,230	1,183,260

Gain on sale of mineral property	7(b)	1,934,500	–	1,934,500	–
		1,703,706	(541,197)	1,515,828	(488,911)
Other items
Finance income		1,579	2,445	24,151	4,807
Interest expense – director's loans	10	(25,206)	(24,630)	(86,697)	(73,219)
Transaction cost – director's loans	10	(15,086)	(17,338)	(42,043)	(96,738)
Foreign exchange loss		77	(17)	1,034	(847)
Net income (loss)		$1,665,070	$(580,737)	$1,412,273	$(654,908)

Basic and diluted earnings (loss) per common share		$0.01	$(0.00)	$0.01	$(0.00)

Weighted average number of common
shares outstanding		180,580,916	170,602,894	178,029,901	170,602,894

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31,
	2020	2019

Net income (loss)	$1,665,070	$(580,737)

Other comprehensive loss:
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(415,970)	(3,680)
Total other comprehensive loss	(415,970)	(3,680)

Comprehensive income (loss)	$1,249,100	$(584,417)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Changes in (Deficiency) Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Numberof shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2019	170,602,894	$64,041,556	$2,202,640	$19,519	$2,882,923	$(69,689,556)	$(542,918)
Net loss for the period	–	–	–	–	–	(654,908)	(654,908)
Other comprehensive (loss) for the period	–	–	–	(9,072)	–	–	(9,072)
Total comprehensive loss	–	–	–	(9,072)	–	(654,908)	(663,980)

Issuance of share purchase warrants	–	–	–	–	490,449	–	490,449
Equity-settled share-based compensation	–	–	28,423	–	–	–	28,423
Gain on disposition of equity investments at FVTOCI	–	–	–	(5,476)	–	5,476	–
Balance at December 31, 2019	170,602,894	$64,041,556	$2,231,063	$4,971	$3,373,372	$(70,338,988)	$(688,026)

Balance at April 1, 2020	175,602,894	$64,341,556	$2,244,764	$13,761	$3,373,372	$(70,948,566)	$(975,113)
Net income for the period	–	–	–	–	–	1,412,273	1,412,273
Other comprehensive (loss) for the period	–	–	–	(417,058)	–	–	(417,058)
Total comprehensive loss	–	–	–	(417,058)	–	1,412,273	995,215

Equity-settled share-based compensation	–	–	15,420	–	–	–	15,420
Shares issued through exercise of warrants	3,000,000	403,165	–	–	(153,265)	–	249,900
Balance at December 31, 2020	178,602,894	$64,744,721	$2,260,184	$(403,297)	$3,220,107	$(69,536,293)	$285,422

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended December 31,
	Note	2020	2019

Operating activities
Income (loss) for the period		$1,412,273	$(654,908)
Adjustments for:
Equity-settled share-based compensation		15,420	28,423
Finance income		–	(4,807)
Gain on sale of mineral property		(1,934,500)	–
Interest expense – director's loans	10	86,697	73,219
Transaction cost – director's loans	9	42,043	96,738

Changes in working capital items
Amounts receivable and other assets		(80,134)	232,806
Restricted cash		(338)	(5,000)
Accounts payable and accrued liabilities		417,562	28,530
Advanced contributions received	7	179,076	(189,021)
Balance due to a related parties		89,102	67,832
Net cash (used in) provided by operating activities		227,201	(326,188)

Investing activities
Proceeds from disposition of marketable securities		–	5,476
Proceeds from disposition of mineral properties		300,000	–
Interest received		–	4,807
Net cash provided by investing activities		300,000	10,283

Financing activities
Net proceeds from issuance of common shares pursuant to exercise of share purchase warrants	10(c)	249,900	–
Proceeds from director's loan		–	675,000
Repayment of director's loans	9	(300,000)	(375,000)
Interest paid on director's loans	9	–	(25,904)
Net cash (used in) provided by financing activities		(50,100)	274,096

Net (decrease) increase in cash		477,101	(41,809)
Cash, beginning balance		249,183	282,996
Cash, ending balance	4	$726,284	$241,187

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements as at and for the three and nine months ended December 31, 2020 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at December 31, 2020, the Company had cash of $726,284, a working capital of $661,103, and a shareholders’ equity of $285,422.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2020. Results for the reporting period ended December 31, 2020 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

The Audit Committee of the Company’s Board of Directors authorized these Financial Statements for issuance on February 26, 2021.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY Project. As at December 31, 2020 and 2019, the Subco did not have any assets, liabilities, income or expenses. Intercompany balances and transactions are eliminated in full on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c)
Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2020.

(d)
Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

3.
CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

4.
RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

5.
MARKETABLE SECURITIES

As at December 31, 2020, the fair value of its current holdings was $1,235,821 (March 31, 2020 -

$18,356) and the negative change of fair value adjustment of $417,058 for the nine months ended December 31, 2020 (December 31, 2019 – negative change of fair value adjustment of $9,072). The marketable securities include 5.5 million units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on TSX-V exchange (note 7(b)).

6.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31, 2020	March 31, 2020
Sales tax refundable	$14,147	$16,858
Reimbursable exploration expenses (note 7(a))	140,531	-
Prepaid insurance	31,858	66,520
Total	$186,536	$83,378

7.
EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

The Company’s IKE, DUKE and JOY Projects and their associated royalties, if any, where the Company is currently incurring the majority of its exploration work are described in note 6 of the Company’s audited consolidated financial statements as at and for the year ended March 31, 2020.

(a)
Operated Properties

During the current quarter, by agreement Amarc operated two exploration programs named Jake and Mack (the “Operated Properties”) for other entities with agreement for total reimbursement. By operating these exploration programs Amarc has the opportunity to judge their merits as potential acquisitions.

During the current quarter, Amarc has received a non-refundable payment of US$200,000 pursuant to an option agreement whereby an arms-length third party optionee has the right to earn a 51% interest in the Windfall Project, being 25 mineral claims in the IKE district, by spending US$4.2 million on exploration by October 21, 2022. Thereafter the optionee can joint venture the project with Amarc or else increase its interest up to 80% by making significantly greater expenditures after which the joint venture would be formed or else the residual 20% sold to it for a price to be negotiated.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

(b)
Divestment of the Newton Property

On December 16, 2020 (the “Closing Date”), the Company closed the sale of its Newton Property (“Newton”) located in south-central British Columbia (“BC”) to Isaac Mining Corp.(“IMC”), an arms- length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”) (CSE:CCC, FSE:1OZ, OTC:DLRYF). Amarc has received consideration comprising total cash of $300,000 from IMC and 5.5 million equity units (share plus warrant) in Carlyle. The 5.5 million warrants are exercisable at $0.50 per warrant with an expiry date on December 8, 2025. The fair value of the 5.5 million shares of Carlyle on the Closing Date is recorded at $907,500 measured at $0.165, the closing quote of Carlyle’s shares on December 16, 2020. The fair value of the 5.5 million warrants of Carlyle on the Closing Date is recorded at $727,000 using the Black-Scholes option pricing model. The fair value was calculated based on the following weighted average assumptions: Risk free-interest rate – 0.38%; Dividend yield – 0.00%; Expected volatility – 139.0%; Expected life – 4.98 years. The fair value of all the above considerations totals $1,934,500 is recorded as gain on sale of mineral property in the Statement of Income for the three and nine months ended December 31, 2020.

8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2020	March 31, 2020
Accounts payable	$497,642	$80,075
Accrued liabilities	19,996	20,000
Total	$517,638	$100,075

9.
DIRECTOR’S LOAN

	Nine months ended	Year ended
	December 31, 2020	March 31, 2020
Opening balance	$812,119	$893,800
Principal advances	–	675,000
Principal repayments	(300,000)	(375,000)
Transaction costs	–	(490,449)
Amortization of transaction costs	42,043	108,768
Closing balance	$554,162	$812,119

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

	Nine months ended December 31, 2020	Year ended March 31, 2020
Opening balance	$812,119	$893,800
Principal advances	–	675,000
Principal repayments	(300,000)	(375,000)
Transaction costs	–	(490,449)
Amortization of transaction costs	42,043	108,768
Closing balance	$554,162	$812,119

	Nine months ended December 31, 2020	Year ended March 31, 2020
Current portion	$–	$300,000
Long-term portion	554,162	512,119
Total	$554,162	$812,119

Finance expenses	Nine months ended December 31, 2020	Nine months ended December 31, 2020
Interest on director's loan	$86,697	$73,219
Transaction costs	42,043	96,738
Total	$128,740	$169,957

(a)
2019 loan

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share (note 10(c)(i)).

(b)
2019 bridge loans

In July and August 2019, the Company entered into certain loan agreements (collective the “Bridge Loans”) with a director of the Company and a private company wholly-owned by a director of the Company (collectively the “Bridge Lenders”), pursuant to which the Bridge Lenders advanced to the Company an aggregate principal sum of $375,000 with a 1-year term and bearing interest at 10% per annum. The Bridge Loans were fully repaid in September 2019.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

In December 2019, the Company entered into a loan agreement (the “Second Bridge Loan”) with a director of the Company (the “Second Bridge Lender”), pursuant to which the Second Bridge Lender advanced to the Company a principal sum of $300,000 with a 9-month term and bearing interest at a rate of 10% per annum.

Advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable transaction costs, comprised of the fair values of the loan bonus warrants granted, representing a partially offsetting asset balance. Such transaction costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

In August 2020, the principal and interest balances of the Second Bridge Loan were fully repaid.

10.
SHARES CAPITAL AND RESERVES

(a)
Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On August 20, 2020, 3,000,000 flow-through shares were issued with the proceeds of $150,000.

On October 2, 2020, 2,000,000 flow-through shares were issued and the subscription proceeds of
$100,000 were received in September 2020. The proceeds were classified as share subscription advance.

As at December 31, 2020, there were 180,602,894 Common Shares issued and outstanding (December 31, 2019 – 170,602,894).

(b)
Share purchase options

The following summarizes changes in the Company’s share purchase options (the “Options”):

		December 31, 2020		December 31, 2019
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding - beginning balance	$0.05	2,000,000	$0.05	2,000,000
Grant	–	–	–	–
Outstanding - beginning balance	$0.05	$2,000,000	$0.05	$2,000,000

The following summarizes information on the options outstanding and exercisable as at December 31, 2020:

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

		Options Outstanding		Options Exercisable
	Weighted Average Remaining Contractual Life	Number of	Weighted Average Remaining Contractual Life	Number of
Exercise price	(years)	Options	(years)	Options
$0.05	3.76	2,000,000	3.76	1,500,000
Total	$3.76	2,000,000	$3.76	1,500,000

The following summarizes information on the options outstanding and exercisable as at December 31, 2019:

		Options Outstanding		Options Exercisable
	Weighted Average Remaining Contractual Life	Number of	Weighted Average Remaining Contractual Life	Number of
Exercise price	(years)	Options	(years)	Options
$0.05	4.76	2,000,000	4.76	500,000
Total	$4.76	2,000,000	$4.76	500,000

(c)
Share purchase options

The following common share purchase warrants were outstanding at December 31, 2020 and 2019:

	Exercise Price	December 31, 2020		December 31, 2019
Issued pursuant to the loan (note 10(b)(i)	$0.05	16,000,000	$0.05	16,000,000
Exercised	$0.05	(5,000,000)	–	–
Total	$0.05	$11,000,000	$0.05	$16,000,000

(i)
2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 9(a)).

Between August and September 2020, a total of 5,000,000 share purchase warrants were exercised for financing the flow-through eligible expenses to be incurred.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

11.
RELATED PARTY TRANSACTIONS

	December 31,	March 31,
Balances due to related parties	2020	2020
Hunter Dickinson Services Inc.	$610,164	$507,232
Robert Dickinson (interest payable)	150,158	79,726
United Mineral Services Ltd. Officers reimbursable expenses and service fees settled in	5,021	5,021
subsequent month	2,435	–
Total	$767,778	$591,979

(a)
Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 9 includes the details of a director’s loan.

During the nine months ended December 31, 2020 and 2019, the Company’s President, Chief Executive Officer and Director; former Chief Financial Officer (up to March 31, 2020); and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 11(b)).

During the nine months ended December 31, 2020, the Company incurred a $7,000 fee for the services provided by the Chief Financial Officer.

There were no other transactions with KMP during the nine months ended December 31, 2020 and 2019.

(b)
Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. The Company’s President, Chief Executive Officer and Director, former Chief Financial Officer (until March 31, 2020) and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	Three months ended December 31,		Nine months ended December 31,
(rounded to the nearest thousand CAD)	2020	2019	2020	2019
Services received from HDSI and as requested by the Company	$235,000	$309,000	$542,000	$941,000
Information technology –
infrastructure and support services	15,000	15,000	30,000	45,000
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company	(24,000)	5,000	40,000	59,000
Total	$226,000	$329,000	$612,000	$1,045,000

(c)
United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

The following is a summary of transactions with UMS that occurred during the reporting period:

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2020 and 2019 (Unaudited – expressed in Canadian dollars unless otherwise stated)

Transactions with UMS (rounded to the nearest thousand	Three months ended December 31,		Nine months ended December 31,
CAD)	2020	2019	2020	2019
Services received from UMS and as requested by the Company	$–	$–	$–	$9,000
Reimbursement, at cost, of third- party expenses incurred by the Company on behalf of UMS	$–	$–	$23,026	$–
Total	$–	$–	$23,026	$9,000

12.
SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)
Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

Employees’ salaries and benefits	Three months ended December 31,		Nine months ended December 31,
(rounded to the nearest thousand CAD)	2020	2019	2020	2019
Salaries and benefits included in the following: Exploration and evaluation
expenses	$65,000	$193,000	$467,000	$626,000
Administration expenses 1	47,000	123,000	183,000	347,000
Total	$112,000	$316,000	$650,000	$973,000

1
This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other salaries and benefits expenses classified as administration expenses.

(b)
Office and administration expenses

Office and administration expenses include the following:

Office and administration expenses	Three months ended December 31,		Nine months ended December 31,
(rounded to the nearest thousand CAD)	2020	2019	2020	2019
Salaries and benefits	$66,000	$113,000	$127,000	$318,000
Insurance	23,000	20,000	44,000	34,000
Data processing and retention	16,000	15,000	31,000	45,000
Other office expenses	3,000	3,000	7,000	10,000
Total	$108,000	$151,000	$209,000	$407,000

1
This amount includes salaries and benefits included in office and administration expenses (note 11(b)) as well as other salaries and benefits expenses classified as administration expenses.